SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Hill and Knowlton Retirement

and 401k Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

6 Ely Place

Dublin 2, Ireland

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(ii)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Hill and Knowlton Retirement and 401k Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York
June 27, 2011

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS:
Investments, at fair value	$45,378,867	$42,149,805

Receivables -
Employer matching contribution	74,704	25,595
Employer retirement contribution	793,999	788,472
Participant contributions	55,712	55,927
Notes receivable from participants	793,671	549,869

Total receivables	1,718,086	1,419,863

Total assets	47,096,953	43,569,668

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	47,096,953	43,569,668

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(321,930)	(180,164)

NET ASSETS AVAILABLE FOR BENEFITS	$46,775,023	$43,389,504

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

ADDITIONS:

CONTRIBUTIONS:

Participant contributions	$2,155,706
Employer contributions	1,888,130
Rollover contributions	179,411

Total contributions	4,223,247

INVESTMENT INCOME:

Net appreciation in fair value of investments	3,883,085
Notes receivable repayment interest	36,134
Interest and dividend income	934,875

Total investment income	4,854,094

Total additions	9,077,341

DEDUCTIONS:

Benefits paid to participants	4,256,718
Assets transferred out	1,400,390
Administrative expenses	34,714

Total deductions	5,691,822

INCREASE IN NET ASSETS	3,385,519

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	43,389,504

End of year	$46,775,023

See accompanying notes to financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Hill and Knowlton Retirement and 401k Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of Hill and Knowlton, Inc. (the “Company” or “Plan Sponsor”) that allows employees to make deferred contributions as soon as practicable after their date of hire, as defined in the Plan Document. Vanguard Fiduciary Trust Company (“VFTC”) is the Trustee, Custodian and Recordkeeper for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions - Each year participants may contribute up to 50 percent of their pretax annual compensation, as defined by the Plan. The Plan also allows for catch-up contributions to be made. The Company contributes up to the first 4 percent of annual eligible compensation a participant contributes to the Plan (“Matching Contributions”). For purposes of receiving Matching Contributions an employee becomes eligible on the first day of the month coincident with, or after completion of, one year of service. Effective January 1, 2009, the Company, in its sole discretion, may make a contribution on behalf of each participant who was employed on the last day of the Plan Year, in an amount to be determined by the Company (“Retirement Contribution”). In 2010 and 2009, the Retirement Contribution equaled 3% of annual eligible compensation. For purposes of receiving Retirement Contributions an employee becomes eligible on the first day of the month coincident with, or after the completion of, two years of service.

Additional amounts may be contributed at the discretion of the Company’s Board of Directors. Participants may also contribute amounts representing qualifying distributions from other qualified plans.

Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s Matching Contribution, the Company’s Retirement Contribution and allocations of Plan earnings, and charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the participant’s vested account.

Vesting - Participants are vested immediately in their contributions and the Company’s Retirement Contributions, plus actual earnings thereon. Vesting in the Company’s Matching Contribution portion of their accounts is based on years of service, as defined in the Plan. Participants vest 25% per year for the first two years and 50% for the third year in the Company’s Matching Contribution portion, plus actual earnings thereon.

Forfeited Accounts - At December 31, 2010 and 2009, forfeited non-vested accounts totaled $47,963 and $14,160, respectively. These amounts are used to offset the Company’s future contributions (Matching or Retirement) and Plan expenses. During the year ended December 31, 2010 forfeitures of approximately $35,000 were used to offset Plan expenses.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

1.	DESCRIPTION OF THE PLAN (continued)

Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, a common collective trust fund, and a WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Notes Receivable From Participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, but not less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratably through payroll deductions. At December 31, 2010, interest rates ranged from 4.25% to 8.75%, for outstanding loans.

Payment of Benefits - On termination of service due to death, disability, retirement, or termination, a married participant (or surviving spouse) whose account was transferred in from the Money Purchase Pension Plan, a former plan that was previously merged into the Plan, may elect to receive payment of that portion of his or her benefit in the form of a qualified joint and survivor annuity (as to the Money Purchase portion of the account), or in the form of a lump-sum distribution with the consent of the participant’s spouse. An unmarried participant whose account was transferred in from the Money Purchase Pension Plan may elect to receive that portion of his or her payment in the form of a monthly annuity (not to exceed the life expectancy of the participant and only as to the Money Purchase portion of the account), or in the form of a lump-sum distribution. The remainder of each participant’s account that is not attributable to the Money Purchase Pension Plan will be distributed in a lump-sum payment. All participants who were not participants of the Money Purchase Pension Plan and those whose accounts do not exceed $1,000 receive their distributions in a lump-sum payment. All participant distributions are equal to the value of the participant’s vested interest in his or her account with commencement of payment as prescribed in the Plan Document.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment Valuation and Income Recognition (continued) - Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan Document.

Recent Accounting Pronouncements - In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurements and Disclosures (ASC 820), to clarify certain existing fair value disclosures and to require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The adoption did not have a material impact on the Plan’s financial condition or results of operations and applicable disclosures are included in these financial statements.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Plan Accounting – Defined Contribution Pension Plan (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. ASU 2010-25 requires participant loans to be classified as notes receivable from participants and measured at their unpaid principal balances plus any accrued but unpaid interest. Previously, loans were measured at fair value and classified as investments. Participant loans have been reclassified to “Notes receivable from participants” as of December 31, 2010 and December 31, 2009. Interest income related to participant loans has been presented as “Notes receivable repayment interest”.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts - The investment in the Vanguard Retirement Savings Trust (VRST) includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the VRST were 3.36% and 3.01%, respectively, for 2010 and 3.15% and 2.86%, respectively, for 2009. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan Document, to the extent not paid by the Company.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Subsequent Events - The Plan’s management evaluated subsequent events through June 27, 2011, the date the financial statements were available to be issued and no additional disclosures were required.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

3.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Level 1 Fair Value Measurements

The fair value of mutual funds and the WPP Stock Fund is based on quoted net asset values of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements

The Vanguard Retirement Savings Trust (“Trust”), a common collective trust, invests primarily in synthetic guaranteed investment contracts and short term money market funds. The Trust is valued at fair value based on the fair value of the underlying assets using other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

3.	FAIR VALUE MEASUREMENTS (continued)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair values as of December 31, 2010 and 2009.

		Fair Value Measurements Using
As of December 31, 2010	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Balanced funds	$10,370,273	$10,370,273	$—	$—
Bond funds	2,989,108	2,989,108	—	—
Stock funds	22,667,314	22,667,314	—	—
Short term reserve fund	47,963	47,963	—	—
Common collective trust	8,534,434	—	8,534,434	—
WPP Stock Fund	769,775	769,775	—	—

Total	$45,378,867	$36,844,433	$8,534,434	$—

		Fair Value Measurements Using
As of December 31, 2009	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Balanced funds	$25,522,776	$25,522,776	$—	$—
Bond funds	2,268,859	2,268,859	—	—
Stock funds	4,598,369	4,598,369	—	—
Short term reserve fund	14,160	14,160	—	—
Common collective trust	9,055,262	—	9,055,262	—
WPP Stock Fund	690,379	690,379	—	—

Total	$42,149,805	$33,094,543	$9,055,262	$—

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2010 and 2009 are as follows:

	December 31, 2010		December 31, 2009
Fund	Shares	$ Value	Shares	$ Value
American Europacific Growth Class A	94,053.27	3,890,984	121,888.09	4,673,189
Vanguard Morgan Growth Fund	393,005.69	7,085,893	429,330.25	6,555,873
Vanguard Wellington Fund	194,059.09	6,035,238	197,950.90	5,710,883
Vanguard Retirement Savings Trust	8,212,503.50	8,534,434	8,875,097.51	9,055,262
Vanguard Total Bond Mkt Index Fund	281,991.32	2,989,108	219,213.43	2,268,859

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,883,085 as follows:

Investment Category
Mutual funds	$3,728,170
WPP Stock Fund	154,915

Net appreciation in fair value of investments	$3,883,085

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2010 the Plan held 12,394 WPP plc ADSs in the WPP Stock Fund, which is valued at $769,775, and at December 31, 2009 the Plan held 14,191 WPP Group plc ADSs in the WPP Stock Fund, which is valued at $690,379. During the year ended December 31, 2010, the Plan recorded dividend income in the WPP Stock Fund of $15,652.

Certain Plan investments are shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties in interest.

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participants would become 100% vested in their account.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated February 5, 2009 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010 AND 2009 AND

FOR THE YEAR ENDED DECEMBER 31, 2010

8.	RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

9.	NET ASSET TRANSFERS

During 2010, assets of $1,400,390, representing certain participant account balances were transferred to The Young & Rubicam 401(k) Savings Plan, a tax qualified retirement plan sponsored by an affiliate of the Plan sponsor.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the IRS form 5500 as of December 31, 2010:

Net assets available for benefits per financial statements	$46,775,023
Adjustment from fair value to contract value for fully-benefit responsive investment contracts	321,930

Net assets available for benefits per Form 5500	$47,096,953

***

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Common Collective Trust:
*	Vanguard Retirement Savings Trust	Common Collective Trust	*	*	$8,534,434

	Mutual Funds:
	American Europacific Growth Class A	Mutual Fund	*	*	3,890,984
	Buffalo Small Cap Fund	Mutual Fund	*	*	474,450
	Columbia Acorn Fund Class Z	Mutual Fund	*	*	2,046,493
	Janus Perkins Mid Cap Value Fund	Mutual Fund	*	*	2,256,361
*	Vanguard 500 Index Fund	Mutual Fund	*	*	511,105
*	Vanguard Extended Market Index Fund	Mutual Fund	*	*	264,232
*	Vanguard Global Equity Fund	Mutual Fund	*	*	1,339,160
*	Vanguard Morgan Growth Fund	Mutual Fund	*	*	7,085,893
*	Vanguard Prime Money Market Fund	Mutual Fund	*	*	47,963
*	Vanguard Small-Cap Value Index Fund	Mutual Fund	*	*	2,024,003
*	Vanguard Target Retirement 2005	Mutual Fund	*	*	101,625
*	Vanguard Target Retirement 2010	Mutual Fund	*	*	465,543
*	Vanguard Target Retirement 2015	Mutual Fund	*	*	825,202
*	Vanguard Target Retirement 2020	Mutual Fund	*	*	545,354
*	Vanguard Target Retirement 2025	Mutual Fund	*	*	547,329
*	Vanguard Target Retirement 2030	Mutual Fund	*	*	126,557
*	Vanguard Target Retirement 2035	Mutual Fund	*	*	339,985
*	Vanguard Target Retirement 2040	Mutual Fund	*	*	826,892
*	Vanguard Target Retirement 2045	Mutual Fund	*	*	306,151
*	Vanguard Target Retirement 2050	Mutual Fund	*	*	175,966
*	Vanguard Retirement Income Fund	Mutual Fund	*	*	74,431
*	Vanguard Total Bond Mkt Index Fund	Mutual Fund	*	*	2,989,108
*	Vanguard Total International Stk Index Fund	Mutual Fund	*	*	577,070
*	Vanguard Wellington Fund	Mutual Fund	*	*	6,035,238
*	Vanguard Windsor II Fund	Mutual Fund	*	*	2,197,563

	Total mutual funds				36,074,658

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	769,775

	Total Investments				45,378,867
	Notes receivable from participants	Interest rates from 4.25% - 8.75%			793,671

	Total Assets Held for Investment				$46,172,538

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HILL AND KNOWLTON RETIREMENT AND 401k SAVINGS PLAN

Date: June 29, 2011	By:	/s/ Mark J. Thorne
	Name:	Mark J. Thorne
	Title:	Executive Vice President
Chief Operating Officer, Worldwide

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm